UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE ORDINARY GENERAL MEETING HELD ON APRIL 28th, 2023

DATE, TIME, AND PLACE: April 28th, 2023, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 95.02 % of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting forms, as per the summarized voting map disclosed by the Company.

LEGAL ATTENDANCE: (i) the Company’s Officers Mr. Reginaldo Antonio Ribeiro; (ii) Mr. Diego Santos Almeida, Company´s accountant; (iii) Mr. Luciano Faleiros Paolucci, Member of the Company’s Fiscal Council; and (iv) Mr. Caio Arantes, representing PricewaterhouseCoopers Auditores Independentes, external auditor of the Company.

BOARD: Mr. Daniel Pareto, as President; and Mrs. Carolina Trindade, as Secretary.

CALL AND LEGAL PUBLICATIONS: (1) Call notice published in the newspaper “Valor Econômico”, editions of March 28, 29 and 30, 2023; and (2) Financial Statements of the Company related to the fiscal year ended on December 31st, 2022, jointly with the Management Report, the balance sheet, other documents part of the financial statements, external auditors’ opinion, Audit Committee Report and the Fiscal Council’s opinion, published in the newspaper Valor Econômico, on February 3rd, 2023.

AGENDA: (i) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2022, jointly with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report; (ii) To DECIDE on the destination of the net profit of the fiscal year of 2022 and the distribution of dividends; (iii) To FIX the number of members that will compose the Board of Directors in the mandate from 2023 to 2025; (iv) To ELECT the members of the Company's Board of Directors for a term of office from 2021 to 2023; and (v) To FIX the annual overall compensation of the Company´s management and members of Audit Committee.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1)

[Free English Translation]

The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on March 27th, 2023; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 22, IX, of CVM Resolution 80/2022, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on April 27th, 2023, pursuant to the § 4 of Article 48 of CVM Resolution No. 81/2022, introduced by CVM Instruction No. 561/2015, which was made available for shareholders' appreciation. With regard to the provisions of Subsection II of § 5 of the aforementioned Article 48, it is recorded that the participating shareholders had no interest in altering the vote casted through the remote voting ballots.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(i) TO APPROVE by majority, with 3,636,642,222 favorable votes, 9,929 against votes and 26,156,610 abstentions, the management accounts, and the Company’s Financial Statements related to the fiscal year ended December 31st, 2022, jointly with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion, Audit Committee Report and the Fiscal Council’s opinion, everything as proposed by the Board of Executive Officers, as per the meeting held on February 1st , 2023, and favorable opinion of the Board of Directors and Fiscal Council, according to the meetings held on February 1st, 2023;

(ii) TO APPROVE by majority, with 3,662,731,071 favorable votes, 8,941 against votes and 68,749 abstentions, the destination of the net profit of the fiscal year ended on December 31st, 2022, in the amount of R$ 12,358,521,447.76, as follows: a) five per cent (5%), corresponding to R$ 617,926,072.39 to the Legal Reserve; b) R$ 6,800,000,000.00 were distributed to shareholders as Dividends and Interest on Equity, as follows: Dividends: b.1) R$ 1,520,000.00 according to the resolution took in the Board of Directors’ meetings held on April 14, 2022 and October 13, 2022 and paid from May 16, 2022 and November 22, 2022 respectively; and Interest on Equity: b.2) R$ 5,280,000,000.00 as approved at the Company’s Board of Directors’ meetings held on February 01, 2022; April 14, 2022; August 05, 2022 and October

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13, 2022 and paid from March 04, 2022; May 16, 2022; September 6, 2022 and November 22, 2022 respectively; and c) R$ 4,940,595,375.37 to the Dividend Equalization Reserve, pursuant to Article 36, item III-a of the Company's Bylaws;

(c) TO FIX by majority, with 3,662,707,736 favorable votes, 36,950 against votes and 64,076 abstentions, the number of ten (10) members to be part of the Board of Directors in the mandate valid until the Ordinary General Meeting to be held in 2025;

(d) TO ELECT by majority, with 3,656,406,648 favorable votes, 3,320,643 against votes and 3,081,471 abstentions, the members of the Board of Directors for a new mandate that shall be enforce until the investiture of the members elected in the Ordinary General Meeting to be held in 2025, namely: Chairman of the Board of Directors: Mr. Deborah Stern Vietas, Brazilian, single, public administrator and journalist, bearer of the Brazilian Identity Card (“RG”) No. 3.839.280-X SSP/SP, enrolled with Individual Taxpayer Registry (“CPF/MF”) under No. 013.968.828-55, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011, in the city of São Paulo, State of São Paulo; Vice-Chairman of the Board of Directors: Mr. Jose Antonio Alvarez Alvarez, Spanish, married, business administrator, bearer of Spanish Passport No. PAC890563, enrolled with CPF/MF under No. 233.771.448-97, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Pereda Building, 1ª Planta, 28660, Boadilla del Monte, Madrid, Spain; Directors: Mr. Angel Santodomingo Martell, Spanish, married, economist, bearer of the Identity Card RNM nº G033621-T, enrolled at the CPF/MF under the nº 237.035.738-05, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Pereda Building, 1ª Planta, 28660, Boadilla del Monte, Madrid, Spain; Mrs. Deborah Patricia Wright, Brazilian, divorced, business administrator, bearer of the Identity Card RG No. 9.252.907-0 SSP/SP, enrolled with CPF/MF under No. 031.544.298-08, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011, in the city of São Paulo, State of São Paulo; Mr. Ede Ilson Viani, Brazilian citizen, married, accountant, bearer of the identity card RG nº 17.488.375 SSP/SP, enrolled with CPF/MF under No. 064.923.468-58 domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011, in the city of São Paulo, State of São Paulo; Mr. José de Paiva Ferreira, Portuguese, married, business administrator, bearer of Foreigners Identity Card RNE No. W274948-B, enrolled with CPF/MF under No. 007.805.468-06, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011, in the city of São Paulo, State of São Paulo; Mr. José García Cantera, Spanish, married, executive, bearer of Spanish Passport No. PAL741935, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Amazonia Building, 2ª Planta, 28660, Boadilla del Monte, Madrid, Spain;

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Mrs. Marília Artimonte Rocca, Brazilian, judicial separated, business administrator, bearer of the Brazilian Identity Card RG No. 24.938.902-2 SSP/SP, enrolled with CPF/MF under No. 252.935.048-51, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011, in the city of São Paulo, State of São Paulo; Mr. Mario Roberto Opice Leão, Brazilian, married, engineer, bearer of the Identity Card RG nº 24752106 SSP/SP, enrolled with CPF/MF under the nº 248.745.618-37, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011, in the city of São Paulo, State of São Paulo; and Mr. Pedro Augusto de Melo, Brazilian, married, accountant, bearer of the Brazilian Identity Card RG No. 8.343.735-6 SSP/SP, enrolled with CPF/MF under No. 011.512.108-03, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011, in the city of São Paulo, State of São Paulo. Mr. José de Paiva Ferreira, Mr. Pedro Augusto de Melo, Mrs. Deborah Patricia Wright, Mrs. Deborah Stern Vieitas and Mrs. Marília Artimonte Rocca fulfill the independence requirements pursuant to the third paragraph of Article 14 of the Company’s Bylaws.

It remains registered in this minutes that, according to the representations presented and filed at the Company, the Board of Directors’ members, just elected, (i) are not convicted of any crime that forbids the performance of commercial activities, especially those mentioned in the first and second paragraphs of Article 147 of the Brazilian Corporations Law; (ii) fulfill the requirements set out on Resolution No. 4.970, of November 25th, 2021, of the National Monetary Council; and (iii) shall only take office to the positions to which they have been elected after authorization of their appointment by the Central Bank of Brazil and by means of execution of the representation set in Article 2nd, of the Annex K of CVM Resolution No. 80, of March 29th, 2022;

(v) TO FIX by majority, with 3,662,582,267 favorable votes, 53,713 against votes and 172,783 abstentions, the annual overall compensation of the Company´s management, in the total amount of up to R$ 500,000,000.00 for the fiscal year of 2023 and the compensation of the Audit Committee in the amount of up to R$ 4,000,000.00, for a twelve-month (12) period beginning on January 1st, 2023, as proposed in the Management Proposal disclosed March 27th, 2023. The Board of Directors will deliberate on the individual compensation of the members of the management; [and

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto – President; Carolina Trindade – Secretary.

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Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; PLURIBUS LABS GLOBAL CORE EQUITY MASTER FUND LP; COMMONWEALTH SUPERANNUATION CORPORATION; QSUPER; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E; FEDERATED HERMES GLOBAL ALLOCATION FUND; SUNSUPER SUPERANNUATION FUND; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; COMMONWEALTH BANK GROUP SUPER; AWARE SUPER PTY LTD; TEXAS PERMANENT SCHOOL FUND CORPORATION; CMLA INTERNATIONAL SHARE FUND; UTAH STATE RETIREMENT SYSTEMS; SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND; SEI INST INT TRUST EM MKTS EQUITY FUND; SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND; SCHWAB EMERGING MARKETS EQUITY ETF; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; ALBERTA INVESTMENT MANAGEMENT CORPORATION; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STICHTING PGGM DEPOSITARY; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; THE PUBLIC INSTITUITION FOR SOCIAL SECURITY; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; KBI FUNDS ICAV; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; CLINTON NUCLEAR POWER PLANT QUALIFIED FUND; ASCENSION ALPHA FUND, LLC; KBI DST EMERGING MARKET ESG FUND; MOBIUS LIFE LIMITED; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; STICHTING PENSIOENFONDS PGB; ANDRA AP-FONDEN; FUTURE FUND BOARD OF GUARDIANS; QIC INTERNATIONAL EQUITIES FUND; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; QIC LISTED EQUITIES FUND; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; NN (L); FIRST TRUST BRAZIL ALPHADEX FUND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; KBI GLOBAL INVESTORS (NA) LTD CIT; VANGUARD INVESTMENT SERIES PLC; EMERGING MARKETS EQUITY SELECT ETF; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; CIBC EMERGING MARKETS INDEX FUND; AMERICAN HEART ASSOCIATION, INC.; PHILADELPHIA GAS WORKS PENSION PLAN; PICTET - QUEST EMERGING SUSTAINABLE EQUITIES; JSS INVESTMENTFONDS-JSS SUSTAINABLE EQUITY -S.E.MARKETS; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; TEACHER RETIREMENT SYSTEM OF TEXAS; ISHARES MSCI BRAZIL ETF; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; ISHARES MSCI EMERGING MARKETS ETF; ISHARES PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES II PUBLIC LIMITED COMPANY; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES CORE MSCI EMERGING MARKETS ETF; BLACKROCK GLOBAL INDEX FUNDS; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; ISHARES GLOBAL

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MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; WISDOMTREE EMERGING MARKETS ESG FUND; GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P; ISHARES ESG MSCI EM ETF; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; FRANKLIN LIBERTYSHARES ICAV; ISHARES IV PUBLIC LIMITED COMPANY; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; INTERNATIONAL MONETARY FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; CENTRAL PROVIDENT FUND BOARD; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; BMO MSCI EMERGING MARKETS INDEX ETF; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; ALAMEDA COUNTY EMPLOYEES RETIREMENT ASSOC.; DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; PENSIOENFONDS WERK EN (RE)INTERGRATIE; ISHARES ESG MSCI EM LEADERS ETF; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND; NEW AIRWAYS PENSION SCHEME; ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF; ISHARES ESG AWARE MSCI EMERGING MARKETS INDEX ETF; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; BEWAARSTICHTING NNIP I; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; EASTSPRING INVESTMENTS; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; BLACKROCK LIFE LIMITED; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; NN PARAPLUFONDS 1 N.V; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF; KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND; STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; COLUMBIA EM CORE EX-CHINA ETF; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; DIMENSIONAL EMERGING MKTS VALUE FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST; AEGON CUSTODY BV; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE)

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LTD; RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME); THE BOARD OF THE PENSION PROTECTION FUND; ASSET MANAGEMENT EXCHANGE UCITS CCF; MINEWORKERS PENSION SCHEME; BRITISH COAL STAFF SUPERANNUATION SCHEME; DELA DEPOSITARY ASSET MANAGEMENT B.V.; PUBLIC SECTOR PENSION INVESTMENT BOARD; COMMONWEALTH GLOBAL SHARE FUND 30; COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; AXA ROSENBERG EQUITY ALPHA TRUST; AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; LAZARD GLOBAL ACTIVE FUNDS, PLC; LAZARD EM EQUITY ADVANTAGE FUND; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER; KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; IMCO EMERGING MARKETS PUBLIC EQUITY LP; VOYA VACS INDEX SERIES EM PORTFOLIO; COMMONWEALTH GLOBAL SHARE FUND 23; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH EMERGING MARKETS FUND 6; COMMONWEALTH GLOBAL SHARE FUND 16; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP; STICHTING PENSIOENFONDS ING; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; ISHARES EMERGING MARKETS DIVIDEND ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; FUNDAMENTAL LOW V I E M EQUITY; COLONIAL FIRST STATE INVESTMENT FUND 10; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; ABERDEEN MANAGED DISTRIBUTION FUND; SUNCORP GROUP GLOBAL EQUITIES TRUST; WM POOL - EQUITIES TRUST NO. 75; LGIASUPER TRUSTEE; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; GENERAL ORGANISATION FOR SOCIAL INSURANCE; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; CHEVRON UK PENSION PLAN; CHEVRON MASTER PENSION TRUST; LEGAL & GENERAL ICAV; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; NORTHERN TRUST INVESTIMENT FUNDS PLC; LEGAL GENERAL CCF; NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; NORTHERN TRUST UCITS FGR FUND; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST;

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[Free English Translation]

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; STRIVE EMERGING MARKETS EX-CHINA ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; IBM 401 (K) PLUS PLAN; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; MANAGED PENSION FUNDS LIMITED; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; ALASKA COMMON TRUST FUND; SPDR SP EMERGING MARKETS ETF; COLLEGE RETIREMENT EQUITIES FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA SPDR ETFS EUROPE I PLC; DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; WASHINGTON STATE INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; STATE STREET IRELAND UNIT TRUST; CITY OF NEW YORK GROUP TRUST; SPDR SP EMERGING MARKETS FUND; XTRACKERS; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; XTRACKERS (IE) PUBLIC LIMITED COMPANY; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I; VICTORIAN FUNDS MAN C A T F V E M T; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; STATE STREET ICAV; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; PEOPLE S BANK OF CHINA; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; OLD MUTUAL LIFE ASSURANCE COMPANY (SOUTH AFRICA) LTD; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; MERCER UCITS COMMON CONTRACTUAL FUND; MERCER QIF FUND PLC; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; ARERO - DER WELTFONDS -NACHHALTIG; INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND; ARROWSTREET EMK ALPHA EXTENSION FUND L.P.; NATIONAL EMPLOYMENT SAVINGS TRUST; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET EMERGING MARKET TRUST FUND; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET ACWI REDUCED CARBON ALPHA EXTENSION TR; INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; ARROWSTREET GLOBAL MINIMUM

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[Free English Translation]

VOLATILITY ESG ALPHA EX; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; MBB PUBLIC MARKETS I LLC; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; EUROPEAN CENTRAL BANK; STICHTING PENSIOENFONDS UWV; DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF; INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; ARIZONA PSPRS TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; STATE OF IND PUBLIC EMPL RET FUND; ARROWSTREET US GROUP TRUST; ARROWSTREET COLLECTIVE INVESTMENT TRUST; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; IVESCO FTSE RAFI EMERGING MARKETS ETF; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; POOL REINSURANCE COMPANY LIMITED; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; JEFFREY LLC; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO; MISSOURI EDUCATION PENSION TRUST; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; CONSTRUCTION BUILDING UNIONS SUPER FUND; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND; MINISTRY OF ECONOMY AND FINANCE; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; MSCI EQUITY INDEX FUND B – BRAZIL; MSCI ACWI EX-U.S. IMI INDEX FUND B2; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; NORDEA 1 - GLOBAL GENDER DIVERSITY FUND; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND; MACQUARIE MULTI-FACTOR FUND; MACQUARIE TRUE INDEX EMERGING MARKETS FUND; TRINITY COLLEGE CAMBRIDGE; INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL; CANDRIAM GLOBAL SUSTAINABLE EMERGING MKTS EQUITIES FUND LP; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER; AVIVA INVESTORS; AVIVA LIFE PENSIONS UK LIMITED;

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[Free English Translation]

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; H.E.S.T. AUSTRALIA LIMITED; NEW YORK STATE COMMON RETIREMENT FUND; NVIT INTERNATIONAL EQUITY FUND; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; SHELL TR (BERM) LTD AS TR O SHELL OV CON P F; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; STICHTING SHELL PENSIOENFONDS; THE SHELL CONTRIBUTORY PENSION FUND; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; EMERGING MARKETS EQUITY FUND; ISHARES MSCI BRIC ETF; ISHARES V PUBLIC LIMITED COMPANY; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; WISDOMTREE EMERGING MARKETS EX-CHINA FUND; AXA IM ETF ICAV; BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; BETASHARES GLOBAL BANKS ETF - CURRENCY HEDGED – by remote voting ballot; IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW IDIV FUNDO DE INDICE; IT NOW IFNC FUNDO DE ÍNDICE; IT NOW ISE FUNDO DE INDICE; ITAU CAIXA ACOES FI; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAU IBOVESPA ATIVO MASTER FIA; ITAU INDEX ACOES IBRX FI; ITAÚ AÇÕES DIVIDENDOS FI; ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO; ITAÚ IBRX ATIVO MASTER FIA; ITAÚ INDEX AÇÕES IBOVESPA FI; ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI; ITAÚ PREVIDÊNCIA IBRX FIA; ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES, represented by Eduardo Augusto Silveira, attorney-in-fact; AMUNDI INDEX SOLUTIONS; CANDRIAM SUSTAINABLE; MOST DIVERSIFIED PORTFOLIO SICAV; STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS, represented by Eduardo Augusto Silveira, attorney-in-fact; LUIZ BARSI FILHO, represented by Eduardo Augusto Silveira, attorney-in-fact; THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact; and Valmir Pedro Rossi.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Carolina Trindade

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer